SEC[illegible] 05038559 [illegible]ISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52910 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFP Broker-Dealer, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street, 11th Floor
(No. and Street)

San Francisco, CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter A. Luchetti (415) 274-0800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

333 Market St., San Francisco, CA 94105
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH., D.C. 165 SECTION

PROCESSED MAR 18 2005 THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Peter A. Luchetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFP Broker-Dealer Inc., as of February 23, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

February 23, 2005

Mori Burns Fischer

Notary Public

Signature

CEO

Title

MORI BURNS FISCHER
COMM. # 1428396
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP. JULY 2, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

# GFP Broker-Dealer, Inc.

**Financial Statements**
**and Supplementary Information**
**December 31, 2004**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

**Report of Independent Auditors**

To the Board of Directors and Stockholders of
GFP Broker-Dealer, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity and cash flows, present fairly, in all material respects, the financial position of GFP Broker-Dealer, Inc. (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2005

## GFP Broker-Dealer, Inc.
### Statement of Financial Condition
### December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash | $ 155,100 |
| Accounts receivable | 15,714 |
| Fixed assets, net | 6,981 |
| Due from Parent | 9,405 |
| Other assets | 409 |
| Total assets | $ 187,609 |
| **Liabilities and Stockholder's Equity** | |
| Accounts payable and accrued liabilities | $ 104,753 |
| Total liabilities | 104,753 |
| Stockholder's equity | |
| Common stock, $0.01 par value, 100 shares authorized, 100 shares issued and outstanding | 1 |
| Additional paid-in capital | 39,999 |
| Retained earnings | 42,856 |
| Total stockholder's equity | 82,856 |
| Total liabilities and stockholder's equity | $ 187,609 |

The accompanying notes are an integral part of these financial statements.

# GFP Broker-Dealer, Inc.
## Statement of Operations
## Year Ended December 31, 2004

| | |
|---|---|
| **Revenues** | |
| Advisory fees | $ 433,196 |
| Other | 1,699 |
| Total revenues | 434,895 |
| **Expenses** | |
| Employee compensation and benefits | 365,716 |
| Travel expenses | 26,689 |
| Professional fees | 54,239 |
| Licenses, dues and registration fees | 11,264 |
| Rent | 28,872 |
| Telecommunications | 17,392 |
| Other expenses | 10,717 |
| Total expenses | 514,889 |
| Loss before income taxes | (79,994) |
| Income tax benefit | 37,200 |
| Net loss | $ (42,794) |

The accompanying notes are an integral part of these financial statements.

## GFP Broker-Dealer, Inc.
### Statement of Changes in Stockholder's Equity
### Year Ended December 31, 2004

| | Common Stock | | Additional Paid-In | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| **Balance at January 1, 2004** | 100 | $ 1 | $ 19,999 | $ 85,650 | $ 105,650 |
| Capital contribution | | | 20,000 | | 20,000 |
| Net loss | | | | (42,794) | (42,794) |
| **Balance at December 31, 2004** | 100 | $ 1 | $ 39,999 | $ 42,856 | $ 82,856 |

The accompanying notes are an integral part of these financial statements.

## GFP Broker-Dealer, Inc.
### Statement of Cash Flows
### Year Ended December 31, 2004

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (42,794) |
| Depreciation | 3,703 |
| Adjustments to reconcile net loss to net cash provided by operating activities | |
| Increase in accounts receivable | (2,734) |
| Decrease in other assets | 1,290 |
| Increase in due from Parent (net) | (38,000) |
| Increase in accounts payable and accrued liabilities | 81,342 |
| Net cash provided by operating activities | 2,807 |
| **Cash flows from investing activities** | |
| Purchase of fixed assets | (3,410) |
| Net cash used in investing activities | (3,410) |
| Decrease in cash | (603) |
| Cash at beginning of the year | 155,703 |
| Cash at end of the year | $ 155,100 |
| **Noncash financing activities** | |
| Capital contributions from Parent | $ 20,000 |

The accompanying notes are an integral part of these financial statements.

**1. Organization**

GFP Broker-Dealer, Inc. (the "Company"), incorporated in the state of Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed for the purpose of developing investment products and providing investment banking services to institutional investors, corporations, governments and private partnerships. The Company is a wholly-owned subsidiary of Global Funding Partners.com, Inc. (the "Parent").

**2. Summary of Significant Accounting Policies**

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash**
For the purposes of the statement of cash flows, the Company has defined cash as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

**Fixed Assets**
Fixed assets represents equipment (which includes computer hardware, software, and other equipment) and furniture which are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (two years for computer equipment and five years for furniture, respectively). When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. Expenditures which substantially increase an assets useful life are capitalized. Minor replacements, enhancements, maintenance and repairs are charged to expense as incurred.

**Advisory Fees**
Advisory fees represent fees earned for investment banking services provided to the Company's clients and are recorded pursuant to the terms of the contractual arrangements.

Revenue is recorded when services are performed or when specific milestones are achieved, pursuant to the terms of contractual arrangements.

**Income Taxes**
The Company is included in the consolidated federal and state income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax is remitted to the Parent. The amount of current and deferred taxes payable or refundable is calculated using currently enacted tax laws and rates.

## 3. Regulatory Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. In addition SEC Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $50,347, which was $43,363 in excess of its required net capital of $6,984. The Company's ratio of aggregate indebtedness to net capital was 2.08 to 1 at December 31, 2004.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

## 4. Income Taxes

The provision for income taxes consists of the following for the year ending December 31, 2004:

| | |
|---|---|
| **Deferred** | |
| Federal | $ 31,000 |
| State | 6,200 |
| Total income tax benefit | $ 37,200 |

At December 31, 2004, the amount due from Parent of $9,405 is attributable to this income tax benefit.

## GFP Broker-Dealer, Inc.
### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
### As of December 31, 2004 — Schedule I

| | | |
|---|---|---|
| **Net capital** | | |
| Stockholder's equity | $ 82,856 | |
| Less non-allowable assets | | |
| Accounts receivable from non-customers | 15,714 | |
| Fixed assets | 6,981 | |
| Other assets | 9,814 | |
| Net Capital | $ 50,347 | |
| **Aggregate indebtedness** | $ 104,753 | |
| **Computation of basic net capital requirement** | | |
| Net capital requirement (6-2/3% of aggregate indebtedness) | $ 6,984 | (A) |
| Minimum dollar net capital requirement | 5,000 | (B) |
| Net capital requirement (greater of (A) or (B)) | 6,984 | |
| Excess net capital (net capital, less net capital requirement) | 43,363 | |
| Ratio of aggregate indebtedness to net capital | 2.08 to 1 | |

*There are no material differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Report as of December 31, 2004.*

## GFP Broker-Dealer, Inc.

### Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

### As of December 31, 2004 — Schedule II

The Company has complied with the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i).

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

**Report of Independent Accountants on**
**Internal Control Required by SEC Rule 17a-5**

To the Board of Directors and Stockholders of
GFP Broker-Dealer, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GFP Broker-Dealer, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2005